Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

November 1, 2018

Item 3News Release

The news release was disseminated on November 1, 2018 by way of the facilities of GlobeNewswire.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company is pleased to announce that it has received TSX Venture Exchange approval to change its name to Avricore Health Inc.

Item5Full Description of Material Change

5.1Full Description of Material Change

VANC Pharmaceuticals Inc. (“VANC”) is excited to announce that further to its news release announced October 25, 2018, the Company has received TSX Venture Exchange approval to change its name (the “Name Change”) to Avricore Health Inc.

Effective at the open of the market on Monday, November 5th, 2018, VANC will be trading under its new name Avricore Health Inc. The new trading symbol will be AVCR. The CUSIP AND ISIN numbers have changed to 054521109 and CA0545211090 respectively.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Item 9Date of Report

November 2, 2018